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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                              Form 20-F X  Form 40-F
                                       ---          ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                                   Yes      No X
                                      ---     ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                                    Yes     No X
                                       ---    ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                    Yes     No X
                                       ---    ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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             ENDESA'S ANNOUNCEMENT REGARDING SALE OF AUNA TLC TO ONO



Madrid, August 1st, 2005.- With regard to the agreement for the sale of Auna TLC to ONO announced jointly by Endesa (NYSE:ELE), Banco Santander Central Hispano and Union Fenosa, Endesa hereby states that this operation will be carried out by Auna prior to the sale of 80% of its share capital to Orange. The sale of Auna TLC which will not imply any cash income for shareholders, will not have a direct impact on Endesa's P&L and confirms that the capital gain recorded on consolidated group accounts from the sale of its stake in Auna will be approximately Euro 1,100 million, as announced in our Significant Event dated 27 July. The definitive amount of this capital gain will depend on the result of possible price adjustments contemplated by the contract - which is standard procedure in this type of operation.


  For additional information please contact David Raya, North America Investor
                   Relations Office, telephone # 212 750 7200
                              http://www.endesa.es


* This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Folleto Informativo Continuado of Endesa filed within the Comision Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2003. For all of these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ENDESA, S.A.

Dated: August 1st, 2005           By: /s/ David Raya
                                     --------------------------------------
                                  Name:   David Raya
                                  Title:  Manager of North America Investor
                                          Relations